SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 3

to

ANNUAL REPORT

of

LANDWIRTSCHAFTLICHE RENTENBANK
(Name of Registrant)

Date of end of last fiscal year: December 31, 2005

     SECURITIES REGISTERED
(As of the close of the fiscal year)*

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

* The registrant files annual reports on Form 18-K on a voluntary basis.

     Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

SINA R. HEKMAT, ESQ.
Hogan & Hartson LLP
875 Third Avenue
New York, New York 10022

TABLE OF CONTENTS

SIGNATURES

Exhibit (h)	The Federal Republic of Germany – Recent Developments

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2005 as follows:

1	Exhibit (d) is hereby amended by adding a Section entitled “Landwirtschaftliche Rentenbank – Recent Developments” immediately prior to the Section entitled “Landwirtschaftliche Rentenbank – General” with the following text:

Rentenbank Preliminary Results for the Year Ended December 31, 2006

     The following information is derived from Rentenbank’s press release of January 10, 2007, announcing certain preliminary results for 2006. The financial figures in this section are based on preliminary, unaudited results for our fiscal year ended December 31, 2006. Consequently, the amounts discussed below could be subject to change as a result of the audit process. We expect our final, audited financial statements for 2006 to be announced at a press conference and published in April 2007.

     According to preliminary, unaudited results, Rentenbank raised the equivalent of €9.9 billion in medium and long-term funding in 2006 (as compared to €10.0 billion in 2005), €5.5 billion of which was issued under its Euro Medium Term Note Program (as compared to €5.7 billion in 2005) and €0.8 billion of which was issued under its Australian Dollar Domestic Medium-Term Note Program (as compared to €1.2 billion in 2005). The external funds raised during 2006 included U.S.$4.75 billion raised through global bond offerings registered with the Securities and Exchange Commission (as compared to U.S.$ 3.25 billion in 2005). Medium and long-term funds reached a total of €67.5 billion as of December 31, 2006, as compared to €62.6 billion as of December 31, 2005.

     Total assets as of December 31, 2006 increased by 7.1% to €82.5 billion, from €77.0 billion as of December 31, 2005. The amounts due from banks accounted for 70.8% or €58.4 billion of total assets, from €54.8 billion as of December 31, 2005. In addition to the loan portfolio, the securities portfolio contributed to the growth in total assets. New business in securitized lending resulted in an increase in Rentenbank’s securities portfolio of 7.9% to €21.8 billion as of December 31, 2006, compared to €20.2 billion as of December 31, 2005.

     According to preliminary, unaudited results, in 2006, total capital amounted to €2,842.7 million, compared to €2,624.7 million in 2005. This amount is made up of capital stock in the amount of €135.0 million, revenue reserves of €655.5 million (as compared to €624.7 million in 2005) and the fund covering general banking risks of €981.0 million (as compared to €890.0 million in 2005). Rentenbank’s total capital also included subordinated liabilities in the amount of €1,071.2 million , compared to €975.0 million in 2005. The core capital ratio of 10.7% (as compared to 10.6% in 2005) and the total capital ratio of 16.8% (as compared to 16.7% in 2005) are well above the 4% and 8%, respectively, required under banking supervision regulations.

     According to preliminary, unaudited results, total new promotional business reached €14.5 billion in 2006 (as compared to €12.9 billion in 2005), of which €4.2 billion consisted of standard promotional loans for agriculture and rural areas (as compared to €3.4 billion in 2005), €2.7 billion consisted of special loans (as compared to €2.8 billion in 2005), €3.3 billion consisted of securitized lending (as compared to €3.4 billion in 2005) and €4.3 billion consisted of prolongations and interest rate adjustments (as compared to €3.3 billion in 2005). The medium and long-term promotional loan portfolio in the balance sheet in 2006 grew by 5.3% to €36.0 billion, compared to €34.2 billion in 2005.

     Rentenbank’s Management Board was satisfied with the costs and earnings based on its initial review. According to preliminary, unaudited results, net interest income amounted to €222.7 million in 2006 from €219.3 million in 2005. After deduction of administrative expenses, the Management Board expects an operating result (before risk provisions and net valuation adjustments) of €185.3 million for 2006, compared to €182.1 million for 2005. The cost-income ratio of 17.2% (as compared to 17.1% in 2005) remained at a very low level. Net income in 2006 is expected to reach €41.0 million, compared to €40.0 million in 2005, €30.8 million of which will be added to revenue reserves, compared to €30.0 million added in 2005. Liable capital will be further strengthened by an amount of €91.0 million allocated to the fund covering general banking risks.

Management

     Dr. Horst Reinhardt, head of the treasury department at Rentenbank, has been appointed by the Advisory Board to the Management Board as deputy member effective January 1, 2007 and as full member effective October 1, 2007.

     Dr. Uwe Zimpelmann has announced his wish to retire on September 30, 2007 at the age of 64 which has been accepted by the Advisory Board.

     Effective January 1, 2007, the members of the Management Board are Dr. Uwe Zimpelmann (chairman), Hans Jürgen Ploog, Hans Bernhardt and Dr. Horst Reinhardt (deputy member).

2	.	Exhibit (h) is hereby replaced in its entirety with the text set forth in the revised Exhibit (h) hereto.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant Landwirtschaftliche Rentenbank has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, at Frankfurt am Main, Federal Republic of Germany, on the 19th day of January, 2007.

LANDWIRTSCHAFTLICHE RENTENBANK

By:	/s/ Dr. Horst Reinhardt
	Name:	Dr. Horst Reinhardt
	Title:	Managing Director,
Deputy member of the Management Board

By:	/s/ Martin Middendorf
	Name:	Martin Middendorf
	Title:	Vice President

EXHIBIT INDEX

Exhibit	Description

(h)	The Federal Republic of Germany – Recent Developments

EXHIBIT (h)

RECENT DEVELOPMENTS

THE FEDERAL REPUBLIC OF GERMANY

     The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product

GROSS DOMESTIC PRODUCT, PRICE-ADJUSTED, CHAIN-LINKED
(adjusted for seasonal and calendar effects)

	Percentage change on	Percentage change on the same
Reference period	previous quarter	quarter in previous year

1st quarter 2005	0.6%	0.4%
2nd quarter 2005	0.3%	0.8%
3rd quarter 2005	0.5%	1.5%
4th quarter 2005	0.3%	1.7%
1st quarter 2006	0.8%	1.9%
2nd quarter 2006	1.1%	2.7%
3rd quarter 2006	0.6%	2.8%

     Economic growth in the third quarter was based on both domestic and foreign demand: Foreign demand regained dynamism with the increase in exports exceeding the increase in imports, so that price-adjusted net exports contributed 0.4 percentage points to GDP growth on a quarter-by-quarter comparison. The growth in domestic demand was driven not only by an increase in gross fixed capital formation, but also by an increase in final consumption expenditure of both the general government and households.

Source: Statistisches Bundesamt, Detailed results on the economic performance in the 3rd quarter of 2006, Press release, 23 November 2006 (http://www.destatis.de/presse/englisch/pm2006/p4910121.htm).

     Overall, the German economy grew strongly in 2006. According to preliminary calculations of the Federal Statistical Office, the GDP rose by 2.7% on the previous year. That is the strongest economic upturn since 2000. Economic growth was based both on domestic and foreign demand, with domestic uses contributing far more to GDP growth than net exports. This was mainly due to gross fixed capital formation, which rose more strongly than ever since German reunification, but also due to increases in consumption. In addition, foreign trade continued its very dynamic trend, with the growth rates of imports and exports nearly doubling compared to 2005.

Source: Statistisches Bundesamt, German economy growing strongly in 2006, Press release, 11 January 2007
(http://www.destatis.de/presse/englisch/pm2007/p0150121.htm).

Inflation Rate

INFLATION RATE
(based on overall consumer price index)

	Percentage change on previous	Percentage change on the same
Reference period	month	month in previous year

December 2005	0.9%	2.1%
January 2006	-0.5%	2.1%
February 2006	0.4%	2.1%
March 2006	0.0%	1.8%
April 2006	0.4%	2.0%
May 2006	0.2%	1.9%
June 2006	0.2%	2.0%
July 2006	0.4%	1.9%
August 2006	-0.1%	1.7%
September 2006	-0.4%	1.0%
October 2006	0.1%	1.1%
November 2006	-0.1%	1.5%
December 2006	0.8%	1.4%

     In December 2006 and on an annual average in 2006, energy prices had an upward effect on the year-on-year price trend, with the effect of falling prices for mineral oil products being offset by rising increases in prices of household energies. Excluding the effect of energy prices, the year-on-year rate of price increase in December 2006 would have been just 1.2%. The marked increase in the overall index compared to November 2006 was mainly due to seasonal price increases.

     As a result of various administrative (i.e., government) measures taken in the past (for example, tobacco tax rises), the year-on-year rate of change of the overall index excluding products with administered prices was below the level of the overall index from April 2003 to April 2006 at times by up to 0.9 percentage points. From reference month May 2006, these administrative measures had all been in place for a full year and, accordingly, the year-on-year rates of change no longer reflect this effect.

Sources: Statistisches Bundesamt, Consumer Prices in 2006: +1.7% on 2005, Press release, 17 January 2007 (http://www.destatis.de/presse/englisch/pm2007/p0250051.htm); Statistisches Bundesamt, Consumer Prices in June 2006: +2.0% on June 2005, Press release, 13 July 2006 (http://www.destatis.de/presse/englisch/pm2006/p2830051.htm).

Unemployment Rate

UNEMPLOYMENT RATE
(percent of unemployed persons in the total labor force according to the International Labor Organization definition)

Reference period	Original percentages	Seasonally adjusted percentages

October 2005	8.3%	8.9%
November 2005	8.2%	9.0%
December 2005	7.9%	9.0%
January 2006	8.8%	8.6%
February 2006	9.4%	8.5%
March 2006	8.8%	8.3%
April 2006	8.3%	7.9%
May 2006	8.3%	8.1%
June 2006	7.8%	8.0%
July 2006	8.1%	8.0%
August 2006	8.5%	8.2%
September 2006	8.1%	8.2%
October 2006	7.3%	7.8%
November 2006	7.0%	7.7%

     The number of persons in employment was up 418,000 (+1.1%) in November 2006 as compared with November 2005. The number of unemployed persons was down by 500,000 (-14.4%) in November 2006 as compared with November 2005.

Source: Statistisches Bundesamt, ILO labour market statistics November 2006, Press release, 3 January 2007
(http://www.destatis.de/presse/englisch/pm2007/p0020031.htm).

     On an annual average, the economic performance in Germany in 2006 was achieved by just under 39.1 million persons in employment, i.e., 258,000 persons more (+0.7%) than in the previous year. The number of unemployed persons decreased by 464,000 (-11.9%) to 3.4 million in 2006 as compared with the previous year. The share of unemployed persons in the total work force thus was 8.1% on an annual average.

Source: Statistisches Bundesamt, German economy growing strongly in 2006, Press release, 11 January 2007
(http://www.destatis.de/presse/englisch/pm2007/p0150121.htm).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billion)
Item	January to November 2006	January to November 2005

Foreign trade	+153.5	+149.3
Services	-25.4	-27.0
Factor income (net)	+6.0	+7.6
Current transfers	-24.1	-26.8
Supplementary trade items	-18.4	-18.5

Current account	+91.6	+84.6

Source: Statistisches Bundesamt, Exports in November 2006: +19.2% on November 2005, Press release, 9 January 2007
(http://www.destatis.de/presse/englisch/pm2007/p0090181.htm).

Fiscal Maastricht Criteria

FISCAL MAASTRICHT CRITERIA
(in percent of nominal GDP, figures according to German Stability Programme, December 2006 Update)

Reference period	General government balance	General government gross debt

2005	-3.2%	67.9%
2006	-2.1%	67.9%

     In its October 2006 Excessive Deficit Procedure notification table submitted to the European Commission on September 28, 2006, Germany projected a revised expected general government deficit for 2006 of 2.6% of GDP, a ratio that would meet the 3% requirement of the Growth and Stability Pact for the first time since 2001. The Council of the European Union met on October 10, 2006 to discuss the European Commission’s assessment of action taken by Germany to remedy the situation of excessive deficit. The Council shared the view of the Commission that no further steps in the excessive deficit procedure in respect of Germany are needed at present. However, a final decision to dismiss the excessive deficit procedure has not yet been taken.

Sources: Germany’s October 2006 Excessive Deficit Procedure notification table, “Reporting of Government Deficits and Debt Levels,” submitted September 28, 2006
(http://epp.eurostat.ec.europa.eu/pls/portal/docs/PAGE/PGP_DS_GFS/PGE_DS_GFS_3/DE_OCT06_1.PDF); Council of the European Union, 2753rd Council meeting, Economic and Financial Affairs, Luxembourg, 10 October 2006, Press Release (http://www.consilium.europa.eu/ueDocs/cms_Data/docs/pressData/en/ecofin/91272.pdf); Bundesregierung, Erfolg für deutsche Finanzpolitik: Haushalt 2006 erfüllt Maastricht-Kriterien, Press release 28 September 2006
(http://www.bundesregierung.de/Content/DE/Pressemitteilungen/BMF/2006/09/2006-09-28-erfolg-fuer-deutsche-finanzpolitik,layoutVariant=Druckansicht.html); Bundesregierung, EU setzt Defizitverfahren gegen Deutschland aus, Press release 10 October 2006
(http://www.bundesregierung.de/Content/DE/Artikel/2006/10/2006-10-10-eu-stellt-defizitverfahren-ein,layoutVariant=Druckansicht.html).

     On November 29, 2006, the Federal Cabinet appoved the December 2006 update of the German Stability Programme, which was then transmitted to the Council of the European Union and the European Commission. The updated stability program confirms that Germany fulfills the requirements of the deficit procedure. In 2006, the general government deficit is expected to be 2.1% of GDP, a ratio that would mark a very clear return below the 3% requirement. It is projected that the general budget deficit will be lowered further to approximately 1½% of GDP in 2007.

Sources: Bundesministerium der Finanzen, Kurs halten in Deutschland und Europa – Stabilitätsprogramm belegt erfolgreichen Konsolidierungs- und Wachstumskurs der Bundesregierung. Press release, 29 November 2006 (http://www.bundesfinanzministerium.de/DE/Aktuelles/Pressemitteilungen/2006/11/20063011__PM141.html); Federal Ministry of Finance, German Stability Programme, December 2006 Update (http://www.bundesfinanzministerium.de/lang_de/DE/Service/Downloads/Abt__I/0611301a1005,templateId=raw,property=publicatio nFile.pdf).

     According to preliminary calculations of the Federal Statistical Office published on January 11, 2007, general government net borrowing amounted to EUR 46.5 billion in 2006. As a percentage of GDP at current prices, this amounts to 2.0% and is even lower than the result projected in the December 2006 Update of the German Stability Programme. On January 12, 2007, the Federal Ministry of Finance indicated in a press release that the general government deficit in 2006 may actually have fallen to 1.9% due to additional tax revenues which had not yet been included in the preliminary calculations of the Federal Statistical Office.

Sources: Statistisches Bundesamt, German economy rowing strongly in 2006, Press release, 11 January 2007
(http://www.destatis.de/presse/englisch/pm2007/p0150121.htm); Bundesministerium der Finanzen, Deutschland im Aufschwung Neuverschuldung über 10 Mrd. € geringer als geplant – Maastricht-Defizit auf 1,9 Prozent gesenkt, Press release, 12 January 2007 (http://www.bundesfinanzministerium.de/cln_03/nn_54/DE/Aktuelles/Pressemitteilungen/2007/01/20070801__PM004.html).

Information provided on web sites referenced in this Amendment No. 3 to the Annual Report do not form part of this Amendment No. 3 to the Annual Report.